DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Telephone: (212) 557-7200

September 16, 2013

H. Roger Schwall

Assistant Director
AD Office 4 - Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Hot Mama’s Foods, Inc.

Form 10-12G

Filed July 26, 2013

File No. 0-54976

Dear Sir or Madam:

As counsel to Hot Mama’s Foods, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated August 22, 2013. The comments are repeated in the order set forth with our responses to follow in order.

Form 10-12G

Company Overview, page 3

1.	With regard to the description of your business, we refer you generally to Item l01(c)(l) of Regulation S-K. For example, please revise to provide a more detailed and current discussion of the principal products produced and services rendered," identifying particular product types and categories of services rendered, as appropriate. See Item 101(c)(l)(i). In that regard, you state that your "services include product research and development" (page 3), but at page 6 you state that you did not have "any customer sponsored research and development during the last two fiscal years and the three month period ended March 31, 2013."

Response 1.	This comment has been complied with. The reference to “services include product research and development” has been deleted from the first paragraph under “Company Overview” on page 3. We believe the first paragraph includes a reasonably detailed description of the Company’s principal products and services rendered. There is nothing to be added to the description since the products and services are self-explanatory.

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2.	We note your statement in this section and elsewhere in your filing that "[w]e are one of the largest producers of hummus and salsa in the United States." Please provide us with Substantiation from independent, third-party sources for this assertion. If you provide third-party reports to support your claims regarding your relative market share and position in those product categories, specify precisely where to find the particular statistical data therein, and highlight the appropriate portions of the report(s). If you are unable to provide support for those claims, please eliminate them.

Response 2.	This comment has been complied with. This statement has been deleted from this section, as well as on page 8.

Customers, page 5

3.	You state that, in 2012, your two largest customers represented 53% and 30% of gross sales, respectively, and that "[f]or contractual reasons, we are bound by confidentiality agreements from publicly releasing the names of our private label customers." Note that you cannot by way of agreements with others eliminate the need to comply with the disclosure requirements specified by the federal securities laws. In that regard, please refer to Item 101(c)(l)(vii) of Regulation S-K with regard to disclosure of customer names. That item provides in part that "The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole."

Response 3.	The Company will provide its principal customers’ names to the Staff and, if necessary, seek confidential treatment for competitive business reasons.

4.	We also note your two statements on page 9 that "[t]here are no contractual commitments by any customer." In light of your reference to contractual considerations noted in the prior comment, please confirm to us whether you have contracts with these customers. If so, please provide revised disclosure and file the contracts as exhibits, or explain to us in necessary detail why you believe that you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Response 4.	This comment has been complied with. The sentence has been revised to read there is a contract with one of the Company’s two principal private label and brand customers.

5.	It is unclear how sales to your five largest customers in 2012 could total only 83%, when sales to just two customers (Customer 1 and Customer 2) totaled the same amount for the same period. Please revise to explain as necessary.

Response 5.	This comment has been complied with. The first sentence under Customers on page 5 has been revised to reflect that 83% of total sales were derived from five end customers. These two customers, directly and indirectly, accounted for all 83% of total sales from the five largest end customers, as customers 3, 4 and 5 were invoiced by Customer 2.

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Competition, page 5

6.	We note your statement that "[c]onsumers of private label goods are becoming increasingly loyal to the retailers that offer them, and perceive value in the house-branded products more so than in decades past. Changing consumer perspectives becoming more favorable to store brand value propositions has spurred growth in all consumer product categories which benefits our position in our categories." Please provide independent substantiation for these statements or revise your disclosure to indicate the basis, including whether they are based upon management's belief.

Response 6.	This comment has been complied with. The statement has been revised to state that it is based on Management’s belief based on their knowledge of the industry.

Management's Discussion and Analysis. Page 7

7.	Please update your disclosures in this section that pertain to the interim results of operations to address your results of operations for the six months ended June 30, 2013 and the comparative period of the preceding year.

Response 7.	The Company will comply with this comment in its next amendment when it values its securities pursuant to Comment No. 10 below.

Financial Statements

General

8.	Please update the historical and pro forma financial statements in your registration statement through June 30, 2013 to comply with Rule 8-08 and Rule ll-02(c) of Regulation S-X. The pro forma information as of December 31, 2012 and March 31, 2013, beginning on pages F-17 and F-40, should be replaced with a pro forma balance sheet as of June 30, 2013. Please position the pro forma information either before or after all of the historical financial statements.

Response 8.	See response to no. 7 above.

9.	Please note that your first periodic report on Form 10-Q will be due November 14, 2013 and should cover the quarter ended September 30, 2013.

Response 9.	This company has noted this.

Note 13- Subsequent Events. Page F-13

Lansal, Inc. - Unaudited Pro Forma Condensed Balance Sheet, page F-17

10.	We note that you disclose 4,016 preferred shares issued and outstanding on pages F-14 and F-17, which is not consistent with the corresponding amounts reported on pages F-40 and F-18 of zero and 44,623. Please revise your disclosures to correct the inconsistencies or explain the reasons for the differences. If you have redeemed preferred shares as disclosure on page 3 may suggest, clarify how this has been reflected in your financial statements. Additionally, tell us why you attributed no value to the preferred shares and warrants issued.

Response 10.	This comment has been complied with. The disclosure in Note 13 on Page F-14 is the Capitalization Post Merger. The Lansal shareholders acquired his 40,607 shares of Preferred Stock post-merger. The pro forma balance sheet on page F-17 gives retroactive effect to the merger as of March 31, 2013. The pro forma balance sheet as of December 31, 2012 on page F-40 has been revised to give retroactive effect to the Merger and be consistent with the March 31, 2013 pro forma balance sheet.

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The redemption of preferred shares was in July 2011 effected by Andover Medical, whose financial statements have been replaced by those of Lansal.

The Company is in the process of obtaining additional information in order to value its securities at the time of the Merger. This will be reflected in the next amendment to this registration statement.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:	William Kenealy

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